[ING FUNDS LOGO]

October 3, 2007

VIA ELECTRONIC MAIL AND EDGAR

Ms. Alison White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Investors Trust
(File Nos. 033-23512; 811-05629)

Dear Ms. White:

This letter responds to comments provided to Kim Palmer on September 13, 2007 for Post-Effective Amendment No. 80 to the Registration Statement for ING Investors Trust (“Registrant”). Our summaries of the comments and our responses thereto are provided below.

The discussion below focuses on the ING LifeStyle Conservative Portfolio’s Adviser (“ADV Class”), Institutional (“Class I”), Service (“Class S”) and Service 2 Class Prospectuses and their related Statement of Additional Information (“SAI”). Where applicable, conforming changes were made to the Prospectuses of the various share classes. In addition, attached is the requested Tandy Letter (Attachment A).

GENERAL COMMENT PROPSPECTUS

Purchase of Shares

1.	Comment: The Staff has requested that the Registrant confirm that purchases of all four share classes are covered by the Registrant’s mixed and shared funding arrangement.

Response: The Registrant confirms that purchases of all four share classes are covered by the Registrant’s mixed and shared funding arrangement.

GENERAL COMMENT PROSPECTUS
Principal Risks

2.	Comment: The Staff commented that “Investment by Funds-of-Funds Risk” should be listed as a principal risk instead of a secondary risk.

Response:         The Registrant believes that the “Investment by Funds-of-Funds Risk” is a risk of the Underlying Funds and not the fund-of-funds itself, and therefore should remain a secondary risk of the Portfolio.

GERNERAL COMMENT PROSPECTUS
Operating Expenses

3.	Comment: The Staff commented that the Operating Expenses Table may only reflect fee waivers that are in effect for at least one year.

Response: The Registrant has corrected the dates in the footnotes to the Operating Expense Table to reflect that the fee waivers will continue through May 1, 2009.

GENERAL COMMENT PROSPECTUS
Market Timing Language

4.	Comment: The Staff noted that due to new Rule 22c-2 information requirement, the Registrant may need to revise its language to satisfy the requirement.

Response: The Registrant believes that it is in compliance with Rule 22c-2 and any necessary disclosure changes will be made on or about October 16, 2007 (final compliance date for Rule 22c-2).

GENERAL COMMENT PROSPECTUS
Where To Go To Obtain More Information – Back Cover

5.	Comment: The Staff commented that the date on the bottom of the back cover page is incorrectly stated as 4/30/07.

Response: The Registrant has corrected the date to read 10/17/2007.

8K SUPPLEMENT
Other Regulatory Matters –page 3

6.	Comment: The Staff requests the Registrant to disclose the name of the affiliates referred to under the section entitled “Other Regulatory Matters” beginning on page 3 of the 8K supplement.

Response: The Registrant has revised the supplement by removing this disclosure from the supplement.

ADV CLASS, CLASS I, CLASS S AND SERVICE 2 CLASS SAI
Management of the Trust (p. 51)

7.	Comment: The Staff noted that footnote (2) to the table under the section entitled “Management of the Trust” is not completed.

Response: The Registrant has completed footnote (2).

Distribution of Trust Shares (p. 67)

8.

Comment:         The Staff commented that the 12b-1 plans for ADV Class, Class S and Service 2 Class appear to be compensatory rather than reimbursement. Please advise or revise the section pertaining to these share classes.

Response: The Registrant confirms that the 12b-1 plans for ADV Class, Class S and Service 2 Class are reimbursement arrangements and the disclosure has been amended to clarify this.

Proxy Voting Procedures (p. 71)

9.

Comment:         The Staff requested that language be added to the section entitled “Proxy Voting Procedures” disclosing that the effect of echo voting is that a small number of shareholders may determine the outcome of a vote.

Response:         The Registrant has added the following sentence to the “Proxy Voting Procedures” section: “The effect of echo voting may be that a small number of shareholders may determine the outcome of a vote.”

                *              *              *              *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Counsel
ING U.S. Legal Services

Attachments

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Jeffrey S. Puretz, Esq.
Dechert LLP

Attachment A

October 3, 2007

VIA ELECTRONIC MAIL AND EDGAR

Ms. Alison White

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	ING Investors Trust
(File Nos. 033-23512; 811-05629)

Dear Ms. White:

ING Investors Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout Jr.
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:	Jeffrey Puretz, Esq.
Dechert LLP